United States

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn: Jennifer Thompson, Accounting Branch Chief

Re:                             The Pep Boys - Manny, Moe & Jack

Form 10-K for the Fiscal Year Ended February 2, 2013

Filed April 18, 2013

File No. 1-03381

Dear Ms. Thompson:

Set forth below are the Company’s responses to your letter dated January 28, 2014 regarding the above referenced filings. For your convenience, we have included your comments.

Form 10-K for the Fiscal Year Ended February 2, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Executive Overview, page 19

1.              We note comparable store sales are defined as sales generated by locations in operation during the same period of the prior year.  When stores go through a grand reopening, please tell us when they are included within your comparable stores sales data.  Additionally, in light of your disclosure on page 6 that customers can now purchase products online for in-store or home delivery, please also tell us if you include online sales in your calculation of comparable store sales, and if so, please tell us how your current disclosure encompasses your definition accordingly.

Response:

Grand reopenings are essentially a marketing event and, accordingly, do not reset the operational calendar for the purposes of calculating our comparable store sales.  Customer online purchases that are picked up at our stores are currently included in our comparable store sales.  Customer online purchases that are delivered to customers’ homes are currently not included in our comparable store sales. Please note that, total online sales are currently an immaterial portion of our total sales and comparable store sales.

In future filings, we will supplement our definition of comparable store sales accordingly.

Results of Operations, page 20

2.              We note the disclosure on page 22 that your comparable store sales decreased primarily due to “lower customer counts” partially offset by an increase in the “average transaction amount per customer.”  With a view towards transparency, please tell us what consideration you have given to quantifying these metrics so as to provide more insight on why they had a positive or negative impact on your results of operations as compared to the prior year so as to provide material information to the reader that is necessary to an understanding of the company’s financial condition and operating performance.  We refer you to Section III.B.4 of SEC Release No. 33-8350.

Response:

Each fiscal quarter, we consider and disclose those material metrics that impacted our comparable store sales, which we believe a reader would find necessary to understand our year over year performance.

For the period in question, in a subsequent paragraph to the one that you cite in your letter (reproduced below for your convenience), we further explained the reasons for our customer count and average transaction amount trends, which we believe were more material to the reader than quantifying them.

“In our retail business, we believe that the difficult macroeconomic conditions continue to impact our customers and led to the comparable store customer counts decline, while we experienced an increase in the average transaction amount per customer resulting from higher selling prices. In our service business, we believe that we experienced an increase in comparable store customer counts due to the strength of our service offering and our promotion of oil changes. However, this shift in service sales mix towards lower cost oil changes reduced the average transaction amount per service customer”.

In the interest of transparency, in future filings we will continue to consider the materiality of quantifying the applicable metrics and to quantify those that we determine to be material.

Note 1 - Summary of Significant Accounting Policies, page 41

Self-Insurance, page 47

2.              We note your disclosure that you record insurance liabilities.  We also note that you maintain stop loss coverage with third party insurers through which you reinsure certain casualty and health care benefit liabilities.  Given the material nature of your liability, please tell us what consideration you have given to quantifying your stop loss coverage, or advise us why this information is not considered necessary.

Response:

As of the fiscal year ended February 2, 2013, we determined that our stop loss receivable of $5.0 million was immaterial in relation to our $152.6 million in accrued expenses for Casualty and medical risk insurance.

However, in the interest of transparency, in future filings , if we determine that it is material, we will disclose our stop loss receivable as a footnote to our Consolidated Financial Statements.

******

In addition, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the Form 10-K; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ David R. Stern
David R. Stern
EVP — Chief Financial Officer